FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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___ Check this box if no longer subject to Section 16. (Form 4 or Form 5 obligations may continue. See Instruction 1(b). ___Form 3 Holdings Reported ___Form 4 Transactions Reported
1. Name and Address of Reporting Person* KIME, BRADLEY J. (Last) (First) (Middle)	2. Issuer Name and Ticker or Trading Symbol Irwin Financial Corporation (IFC)			6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ____Director _____10% owner __X_Officer (give title below) _____Other (Specify below) TITLE PRESIDENT OF SUBSIDIARY
500 Washington Street (Street)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for (Month/Day/Year) 12/31/2002
Columbus, IN 47201 (City) (State) (Zip)			5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) __X_Form filed by One Reporting Person ____Form filed by More than One Reporting Person
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
COMMON STOCK						1,821 (1) (2)	D

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses: See continuation page(s) for footnotes

/S/ BRADLEY J. KIME _________________________________________	1/23/2003 __________________________
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)	Page 2 of 3

FORM 5 (continued)
KIME, BRADLEY J.	Irwin Financial Corporation (IFC)
500 Washington Street	12/31/2002
Columbus IN 47201

FOOTNOTES:

 1. Between 2/15/02 and 12/31/02, the reporting person acquired 164 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Employees' Stock Purchase Plan. The information in this report is as of 12/31/02. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.

2. Between 2/15/02 and 12/31/02, the reporting person acquired 20 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Dividend and Common Stock Purchase Plan. The information in this report is as of 12/31/02. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.

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